UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-19357

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

(Full title of the plan)

MONRO, INC.

200 HOLLEDER PARKWAY

ROCHESTER, NY 14615

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of March 31, 2018 and 2017	4

Statement of Changes in Net Assets Available for Benefits for the year ended March 31, 2018	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – March 31, 2018	14

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	15

Exhibit Index	16

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

Monro Muffler Brake, Inc. Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) as of March 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended March 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of March 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick, CPAs, PC

We have served as the Plan’s auditor since 2008. Buffalo, New York
September 27, 2018

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	March 31,
	2018	2017

Assets
Investments at fair value:
Cash and cash equivalents	$—	$—
Common collective trusts	6,667,661	6,713,435
Shares of registered investment companies	41,074,674	38,118,533
Employer securities	1,828,126	2,194,605

Total investments at fair value	49,570,461	47,026,573

Receivables:
Employer’s contributions	926,321	839,705
Participants’ contributions	134,906	113,855
Notes receivable from participants	1,539,287	1,357,456

Total receivables	2,600,514	2,311,016

Total assets	52,170,975	49,337,589

Liabilities

Accrued expenses	439,893	412,719

Net assets available for benefits	$51,731,082	$48,924,870

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended March 31, 2018

Additions to net assets attributed to:

Contributions:
Employer	$917,086
Participant	3,539,689
Rollover	271,835

Total contributions	4,728,610

Investment income:
Net appreciation in fair value of investments	4,705,718
Dividend income	422,033
Interest and other income	61,392

Total investment income	5,189,143

Total additions	9,917,753

Deductions from net assets attributed to:

Benefits paid to participants	6,903,805
Administrative expenses	207,736

Total deductions	7,111,541

Increase in net assets available for benefits	2,806,212

Net assets available for benefits:

Beginning of year	$48,924,870

End of year	$51,731,082

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro, Inc. (the employer and Plan sponsor) (the “Company” or “Monro”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

The Plan has been restated in order to comply with various legislative amendments. On December 8, 2014, the Plan modified the eligibility age and contribution percentage limit, as well as various other provisions of the Plan. In connection with this restatement, a new trustee and custodian were appointed by the Board of Directors.

See Note 7 for the most recent restatement of the Plan on July 1, 2018.

Participation

Permanent employees of Monro, Inc. are eligible to become participants of the Plan upon hire. To participate, an employee must be 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective July 1, 2018, part-time employees who work less than 1,000 hours can participate in the Plan. See Note 7.

Contributions

Participants may contribute from 1% to 50% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

During the Plan year ended March 31, 2018 and March 31, 2017, participants’ contributions could be matched (“401(k) Matching Contributions”) by the Company in an amount determined by the Board of Directors of the Company. Participants scheduled to work more than 1,000 hours of service and employed at the end of the Plan year in which they have made contributions were eligible to receive the employer match. The Board has decided to match the amount of $.50 for every dollar contributed up to 4% of the participant’s pre-tax compensation for the years ended March 31, 2018 and 2017.

Effective July 1, 2018, the Company match was fixed to be 50% of the first 6% of participant contributions. Catch-up contributions are no longer eligible for Company matching contributions. All active participants are eligible to receive the Company match, with no limit based on hours worked. Matching contributions will be calculated and remitted each payroll period. See Note 7.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors. For the years ended March 31, 2018 and 2017, the Company did not make a “Profit Sharing Contribution”.

Effective July 1, 2018, the Company discontinued the discretionary Profit Sharing contribution and presently does not intend to fund future contributions to these components of the Plan. See Note 7.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s Profit Sharing contribution, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce Company contributions and to pay administrative expenses amounted to approximately $83,000 and $31,000 for the years ended March 31, 2018 and 2017, respectively. At March 31, 2018 and 2017, remaining forfeitures available to offset future contributions were approximately $81,000 and $105,000, respectively.

Notes Receivable from Participants

Participants may borrow from their 401(k) account in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The terms for notes receivable range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Notes receivable of approximately $854,000 and $784,000 were granted during the years ended March 31, 2018 and 2017, respectively. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are charged directly to the participants’ accounts when they are incurred. No allowance for credit losses has been recorded as of March 31, 2018 or 2017. Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

A participant may commence payment of benefits upon termination of employment, attainment of age 59  1/2, or becoming disabled. A participant may elect to receive benefits in the form of a lump-sum distribution or installment payments over time.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Administration

The Monro, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. Since December 2014, the trustee, custodian and recordkeeper of the Plan is Wells Fargo Bank, N.A. (Wells Fargo).

Administrative Expenses

Plan expenses are primarily paid by the Plan. Expenses related to the administration of notes receivable from participants are charged directly to the participants’ account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation in fair value of investments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and trustees. See Note 5 for discussion of fair value measurements.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefit Payments

Benefits are recorded when paid.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the FASB (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s financial statements.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Plan investments are shares of registered investment companies and common collective trusts managed by Wells Fargo. Wells Fargo is also the third party administrator. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for professional expenses amounted to approximately $208,000 and $123,000 for the years ended March 31, 2018 and 2017, respectively. The Plan also invests in Monro Muffler Brake, Inc. Stock Fund. Monro is the plan sponsor, and therefore, these transactions qualify as party-in-interest. Investment income (loss) from investments sponsored by Monro amounted to approximately $48,000 and $(780,000) for the years ended March 31, 2018 and 2017, respectively. Investment gain from investments sponsored by our third party administrators and notes receivable amounted to approximately $749,000 and $793,000 for the years ended March 31, 2018 and 2017, respectively.

NOTE 4 - FEDERAL INCOME TAX STATUS:

The Plan uses a volume submitter plan document of Wells Fargo Bank, N.A. “Defined Contribution Volume Submitter Plan and Trust”. The volume submitter plan document has obtained an opinion letter from the Internal Revenue Service (IRS), which states that the volume submitter document satisfies the applicable provisions of the Internal Revenue Code. The Plan has not received a determination letter from the IRS; however the Plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Additionally, Generally Accepted Accounting Principles requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2018 and 2017.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. Shares of registered investment options held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish daily net asset value (NAV) and to transact at that price. The shares of registered investment companies held by the Plan are deemed to be actively traded.

Common Collective Trusts: Comprised of fully benefit-responsive investment contracts issued by insurance companies, banks and other financial institutions. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the Plan’s financial instruments measured at fair value as of March 31, 2018 and 2017.

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Financial Assets			—
Shares of registered investment companies	$41,074,674	$41,074,674	—	—
Employer securities	1,828,126	1,828,126	—	—

Total assets in the fair value hierarchy	42,902,800	$42,902,800	—	—

Common collective trusts (a)	6,667,661

Investments at fair value	$49,570,461

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Shares of registered investment companies	$38,118,533	$38,118,533	—	—
Employer securities	2,194,605	2,194,605	—	—

Total assets in the fair value hierarchy	40,313,138	$40,313,138	—	—

Common collective trusts (a)	6,713,435

Investments at fair value	$47,026,573

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The following table summarizes investments measured at fair value utilizing NAV as the practical expedient as of March 31, 2018 and 2017.

Investment	March 31, 2018 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
Wells Fargo Stable Value Fund	$2,219,538	N/A	Daily	12 months
Wells Fargo/Blackrock Common Collective Trusts	4,448,123	N/A	Daily	N/A

Investment	March 31, 2017 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
Wells Fargo Stable Value Fund	$2,001,017	N/A	Daily	12 months
Wells Fargo/Blackrock Common Collective Trusts	4,712,418	N/A	Daily	N/A

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

	March 31,
	2018	2017
Net assets available for benefits per the financial statements	$51,731,082	$48,924,870
Differences in:
Investments	1,539,287	1,357,456
Notes receivable from participants	(1,539,287)	(1,357,456)

Net assets available for benefits per the Form 5500	$51,731,082	$48,924,870

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - SUBSEQUENT EVENTS

The Plan was amended, effective July 1, 2018, to change the name of the plan to the Monro, Inc. 401(k) Plan.

The Plan was also amended to change the following provisions:

•	Part-time employees who work less than 1,000 hours can participate in the Plan and receive Company matching contributions.

•	Company matching contributions are now fixed to be 50% of the first 6% of participant elective contribution deferrals.

•	Catch-up contributions are no longer eligible for Company matching contributions.

•	Company matching contributions will be calculated and applied as employee contributions are made, instead of annually.

•	Discretionary Company Profit Sharing contributions are discontinued and the Company presently does not intend to fund future contributions to these components of the Plan.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

March 31, 2018

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

	American Century Investments	Equity Growth Fund	$2,285,999

	American Funds	Europacific Growth Fund	2,285,527

	American Funds	2010 Target Date Retirement Fund	361,493

	American Funds	2015 Target Date Retirement Fund	820,550

	American Funds	2020 Target Date Retirement Fund	2,918,851

	American Funds	2025 Target Date Retirement Fund	4,921,356

	American Funds	2030 Target Date Retirement Fund	5,752,981

	American Funds	2035 Target Date Retirement Fund	4,001,560

	American Funds	2040 Target Date Retirement Fund	2,388,268

	American Funds	2045 Target Date Retirement Fund	2,296,180

	American Funds	2050 Target Date Retirement Fund	1,107,296

	American Funds	2055 Target Date Retirement Fund	405,467

	American Funds	2060 Target Date Retirement Fund	35,951

	Calamos Investments	Evolving World Growth Fund	61,828

	Clearbridge Investments	Large Cap Growth Fund	2,391,735

	J.P. Morgan Asset Management	Core Bond Fund	3,020,835

	J.P. Morgan Asset Management	U.S. Small Company Fund	3,030,940

	John Hancock	Disciplined Value Fund	2,580,217

	MFS Investment Management	Mid Cap Value Fund	109,752

*	Monro Muffler Brake, Inc.	Monro Stock Fund	1,828,126

*	Monro Muffler Brake, Inc. Profit Sharing Plan	Notes Receivable from Participants (Interest rates of 4.25 – 6.00%)	1,539,287

	PIMCO Funds	Foreign Bond Fund (USD-Hedged)	143,398

	PIMCO Funds	Total Return Fund	154,490

*	Wells Fargo	Stable Value Fund	2,219,538

*	Wells Fargo/ Blackrock	S&P 500 Index CIT	3,934,327

*	Wells Fargo/ Blackrock	S&P Midcap Index CIT	179,179

*	Wells Fargo/ Blackrock	Russell 2000 Index CIT	187,336

*	Wells Fargo/ Blackrock	International Equity Index CIT	147,281

			$51,109,748

*	Denotes a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro, Inc.

AS ADMINISTRATOR OF

Monro Muffler Brake, Inc.

Profit Sharing Plan

DATE: September 27, 2018	By	/s/ Brian D’Ambrosia
Brian D’Ambrosia
Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick, CPAs, PC, dated September 27, 2018.